06050526

SEC MAIL RECEIVED PROCESSING
SEP 28 2006
WASH, D.C. 199
SECTION

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| SEC FILE NUMBER |
|---|
| 8- 31654 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 8-1-2005 (MM/DD/YY) AND ENDING 7-31-2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities, Corporation

| OFFICIAL USE ONLY |
|---|
| 15062 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E. Armour Rd
(No. and Street)

North Kansas City, (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller 816 472-7170
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA, PC
(Name — if individual, state last, first, middle name)

3000 Brookettree Lane (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| 10/31 CM |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection ...

# OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of 7-31-2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Sherry Kruger

Notary Public

SHERRY KRUGER
Notary Public - Notary Seal
State of Missouri
County of Clay
My Commission Exp. 06/05/2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GENERAL SECURITIES CORPORATION

## Table of Contents

**BRUCE D. CULLEY CPA, PC**
**3000 Brooktree Lane, Suite 210**
**Gladstone, Mo. 64119**
**(816) 453-1040**

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statements of financial condition of General Securities Corporation as of July 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2006

**GENERAL SECURITIES CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**JULY 31, 2006**

**ASSETS**

| | |
|---|---|
| ASSETS | |
| Cash | $ 32,482 |
| Deposits with Clearing Organization | 50,362 |
| Receivable from Clearing Organizations | 7,229 |
| Securities Owned | |
| Marketable, at Market Value | 30,686 |
| Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $124,060 | 4,266 |
| Deferred Taxes | 4,370 |
| Other Assets | 3,829 |
| Total Assets | $ 133,224 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| LIABILITIES | |
| Payroll and Related Taxes | $ 9,200 |
| Accounts Payable and Accrued Expenses | 6,996 |
| Profit Sharing Payable | 4,856 |
| Income Tax Payable | 13,218 |
| Total Liabilities | 34,270 |
| STOCKHOLDERS' EQUITY | |
| Common Stock, 30,000 Shares Authorized 18,000 Issued and Outstanding, $1.00 Par Value | 28,000 |
| Additional Paid in Capital | 87,848 |
| Retained Earnings | 368,606 |
| Treasury Stock | (385,500) |
| Total Stockholders' Equity | 98,954 |
| Total Liabilities and Stockholders' Equity | $ 133,224 |

The accompanying notes are an integral part of the financial statements.

**GENERAL SECURITIES CORPORATION**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED JULY 31, 2006**

| | |
|---|---|
| REVENUE | |
| Commissions | $ 628,841 |
| Interest | 1,885 |
| Other | 19,639 |
| Total Revenue | 650,365 |
| | |
| EXPENSES | |
| Salaries | 170,164 |
| Clearance Brokerage | 117,188 |
| Commissions | 161,700 |
| Communications | 6,021 |
| Occupancy | 39,125 |
| Regulations and Fees | 8,449 |
| Profit Sharing Contribution | 4,856 |
| Payroll Taxes | 12,239 |
| Cleaning | 1,560 |
| Office Expense | 14,563 |
| Accounting and Audit | 5,500 |
| Insurance | 25,005 |
| Fines | 6,550 |
| Utilities | 4,152 |
| Depreciation | 1,528 |
| Dues and Publications | 2,065 |
| Postage and Shipping | 2,497 |
| Other Taxes | 611 |
| Interest | 498 |
| Advertising and Promotion | 1,490 |
| Charitable Contributions | 36,000 |
| Legal | 1,000 |
| Miscellaneous | 1,977 |
| Total Expenses | 624,738 |
| | |
| Income (Loss) Before Income Taxes | 25,627 |
| | |
| Provision For Income Taxes | 8,848 |
| | |
| Net Income (Loss) | $ 16,779 |

The accompanying notes are an integral part of the financial statements.

## GENERAL SECURITIES CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED JULY 31, 2006

| | Common Stock | Additional Paid-in Capital | Treasury Stock | Retained Earnings |
|---|---|---|---|---|
| Balance, July 31, 2005 | $ 28,000 | $ 87,848 | $ 385,500 | $ 351,827 |
| Dividends | | | | |
| Net Income (Loss) | | | | 16,779 |
| Purchase Treasury Stock | | | | |
| Balance, July 31, 2006 | $ 28,000 | $ 87,848 | $ 385,500 | $ 368,606 |

The accompanying notes are an integral part of the financial statements.

**GENERAL SECURITIES CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JULY 31, 2006**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income (Loss) | $ 16,779 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Depreciation | 1,529 |
| (Increase) Decrease in Assets: | |
| Deposits with Clearing Organizations | (74) |
| Receivable from Broker, Dealers and Clearing Organizations | (4,968) |
| Deferred Tax Benefit | (4,370) |
| Securities Owned | (11,622) |
| Other Assets | 1,609 |
| Increase (Decrease) in Liabilities: | |
| Payroll Related Payable | (10,787) |
| Accounts Payable and Accrued Expenses | (10,149) |
| Profit Sharing Payable | 611 |
| Income Tax Payable | 10,392 |
| Total Adjustments | (27,829) |
| Net Cash Provided (Used) by Operating Activities | (11,050) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Acquisition of Furniture and Fixtures | (1,021) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Issue of Common Stock | 10,000 |
| Net Increase (Decrease) in Cash | (2,071) |
| Cash at Beginning of Year | 34,553 |
| Cash at End of Year | $ 32,482 |

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2006

## NOTE 1 - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer located in North Kansas City, Missouri. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2006, consisted of:

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Marketable Securities, Owned - Continued

| | Owned | Sold But Not Yet Purchased |
|---|---|---|
| U.S. Government and Agency | $ 30,686 | $ 0 |

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $1,528 was recorded for the year ended July 31, 2006. The Corporation's property, plant and equipment with related accumulated depreciation consisted of:

| | |
|---|---|
| Office Equipment | $ 51,469 |
| Leasehold Improvements | 7,793 |
| Computer Equipment | 69,064 |
| Total | 128,326 |
| Accumulated Depreciation | (124,060) |
| Net Book Value | $ 4,266 |

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

## NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains cash deposits with clearing organizations. The deposits are required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2006, was $50,362.

## NOTE 4 - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The balance of the liability at July 31, 2006, is $96 and is included in accounts payable.

## NOTE 5 - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable three-year operating lease, expiring August 31, 2008. Occupancy expenses of $39,125 were recorded for the year ended July 31, 2006. As of July 31, 2006, the aggregate future minimum lease payments for the remainder of the lease are:

| Years Ended July 31 | Amount |
|---|---|
| 2007 | $ 30,507 |
| 2008 | 30,507 |
| 2009 | 2,542 |
| Total | $ 63,556 |

## NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2006, the Corporation had net capital of $85,491, which was in excess of the required amount by $35,491.

## NOTE 8 - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a profit sharing/401K plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation made matching contributions to the plan for the year ended July 31, 2006, of $4,856.

## NOTE 9 - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

| | |
|---|---|
| Deferred Tax Asset, July 31, 2005 | $ 0 |
| Additions During Fiscal 2006 | 4,370 |
| Used During Fiscal 2006 | 0 |
| Deferred Tax Asset, July 31, 2006 | $ 4,370 |

## SUPPLEMENTARY SCHEDULES

## GENERAL SECURITIES CORPORATION
## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

### SCHEDULE I

**COMPUTATION OF NET CAPITAL**

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 98,954 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | 98,954 [3500] |
| 4. | Add: | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | |
| | [3525A] | [3525B] | |
| | [3525C] | [3525D] | |
| | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | 98,954 [3530] |
| 6. | Deductions and/or charges: | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | 12,849 [3540] | |
| | B. Secured demand Note deficiency | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | [3600] | |
| | D. Other deductions and /or Charges | [3610] | -12,849 [3620] |
| 7. | Other additions and/or credits (List) | | |
| | [3630A] | [3630B] | |
| | [3630C] | [3630D] | |
| | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | 86,105 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities Commitments | [3660] | |
| | B. Subordinated securities Borrowings | [3670] | |
| | C. Trading and investment Securities: | | |

## GENERAL SECURITIES CORPORATION
## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

**SCHEDULE II**

| | | | |
|---|---|---|---|
| 1. Exempted securities | | [3735] | |
| 2. Debt Securities | | [3733] | |
| 3. Options | | [3730] | |
| 4. Other securities | | 614 [3734] | |
| D. Undue Concentration | | [3650] | |
| E. Other (List) | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | [3736] | -614 [3740] |
| 10. Net Capital | | | 85,941 [3750] |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 2,284 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 50,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 50,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 35,491 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 82,064 [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.1.liabilities from Statement of Financial Condition | | | 34,270 [3790] |
| 17. Add: | | | |
| A. Drafts for immediate credit | | [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| C. Other unrecorded amounts (List) | | | |

**GENERAL SECURITIES CORPORATION**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF**
**THE SECURITIES AND EXCHANGE COMMISSION**
**JULY 31, 2006**

**SCHEDULE III**

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2006)

| | |
|---|---|
| Net Capital, as reported in Corporation's Part IIA (Unaudited) | $ 85,491 |
| Net Audit Adjustments | 85,491 |
| Net Capital per Audit | $ 0 |